

AB
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12012292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III       FEB 27 2012

FACING PAGE
Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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| SEC FILE NUMBER |
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REPORT FOR THE PERIOD BEGINNING ___January 1, 2011___ AND ENDING ___December 31, 2011___
  MM/DD/YY                                                         MM/DD/YY

## A.  REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Partnership Capital Growth, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One Embarcadero Center, Suite 3810**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID NO. |

(No. and Street)

**San Francisco**                **CA**                         **94111**

(City)                              (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Brent R. Knudsen**                                        **(415) 705-8001**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

**Harb, Levy & Weiland LLP**

(Name – *if individual, state, last, first, middle name*)

**One Market, Landmark, Suite 620     San Francisco          CA               94105**

(Address)                        (City)                      (State)              (Zip Code)

CHECK ONE:

- ☒  Certified Public Accountant
- ☐  Public Accountant
- ☐  Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)    Potential persons who are to respond to the collection of information contained in this form are not
                    required to respond unless this form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, **Brent R. Knudsen**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Partnership Capital Growth, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

2/24/12

State of California                                      Title
County of San Francisco

Subscribed and sworn to before me
this 24 day of Feb . 2012

_____
Notary Public

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| ☒ | (a) | Facing page. |
| ☒ | (b) | Statement of Financial Condition. |
| ☒ | (c) | Statement of Operations. |
| ☒ | (d) | Statement of Cash Flows. |
| ☒ | (e) | Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital. |
| ☐ | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| ☒ | (g) | Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1. |
| ☒ | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| ☒ | (i) | Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3. |
| ☒ | (j) | A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. |
| ☐ | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| ☒ | (l) | An Oath or Affirmation. |
| ☒ | (m) | A copy of the Securities Investor Protection Corporation Supplemental Report. |
| ☐ | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| ☒ | (o) | Independent auditor's report on internal control |
| ☐ | (p) | Schedule of Segregation Requirements and Funds in Segregation- Customer Regulated Commodity Futures account pursuant to Rule 171-5. |

*\* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011



<u>Report of Independent Registered Public Accounting Firm</u>

To the Member
Partnership Capital Growth, LLC

We have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

*Harb, Levy & Weiland LLP*

San Francisco, California
February 24, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000  Fax: 415 974 5488
e-mail: hlw@hlwcpa.com    ▪    www.hlwcpa.com

*Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent
accounting and consulting firms.*

PARTNERSHIP CAPITAL GROWTH, LLC
Statement of Financial Condition
December 31, 2011

**Assets**

| | |
|---|---|
| Cash | $ 2,662,053 |
| Receivable from customer | 60,943 |
| Due from Affiliate | 128,755 |
| Prepaid expenses | 41,201 |
| Restricted cash | 108,031 |
| Non-marketable securities, at fair value | 124,442 |
| Furniture, equipment and leasehold improvements, net | 262,167 |
| **Total assets** | $ 3,387,592 |

**Liabilities and Member's Equity**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 72,572 |
| Member's equity | 3,315,020 |
| **Total liabilities and member's equity** | $ 3,387,592 |

*See Accompanying Notes to Statement of Financial Condition*

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to Statement of Financial Condition
December 31, 2011


1. Business and Summary of Significant Accounting Policies

Business

Partnership Capital Growth, LLC (the "Company") is a Delaware limited liability company formed on February 24, 2006. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company primarily engages in consulting services and private placement transactions executed in the healthy and active living marketplace.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Non-Marketable Securities

Non-marketable securities are carried at fair value as determined by management. Realized and unrealized gains or losses are recognized in the results of operations.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation of $126,796. Depreciation is computed under the straight-line method using estimated useful lives of three to seven years.

Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a single member limited liability corporation for income tax purposes and its income is allocated to the member for inclusion in the member's income tax returns. LLC fees levied at the state level are immaterial and are not separately disclosed in the statement of operations.

1.    Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Accordingly, upon settlement, actual results may differ from estimated amounts.

2.    Fair Value Measurement

The Company's investments are presented at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to Statement of Financial Condition
December 31, 2011

2.      Fair Value Measurement (continued)

Measurement of fair value using level 2 and level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ significantly from the values that would have been used had observable quotations in an active market existed, and the differences could be material.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation techniques and inputs applied to the Company's investment in nonmarketable securities measured at fair value on a recurring basis follows.

*Private placements (equity).* Management values securities which have not been registered for sale under the 1933 Securities Act (private placements) using its own internally developed estimates and assumptions about each such security considering factors such as the cost and type of security, subsequent purchases of the same or similar securities by the Company or other investors, the current financial position and operating results of the issuer, and such other factors as may be deemed relevant. The absence of observable inputs for such securities requires a significant degree of judgment; consequently, these instruments are classified in level 3.

There were no changes in carrying values associated with Level 3 investments for the year ended December 31, 2011.

3.      Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,589,481 which was $2,584,481 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.028 to 1.

PARTNERSHIP CAPITAL GROWTH, LLC
Notes to Statement of Financial Condition
December 31, 2011

4.    Lease Obligation

The Company operates from a leased office space in San Francisco under the terms of an expense-sharing agreement with Partnership Capital Growth Advisors, LLC (the "Affiliate"). The lease agreement expires August 31, 2013 with an option for the Affiliate to extend the lease for an additional five years, with monthly rent determined based on the fair value of the rental at that date. On October 1, 2010, the Affiliate acquired additional office space resulting in an increase in annual rent expense allocable to the Company.

Under the terms of the expense-sharing agreement, the Affiliate allocated to the Company 90% of the total monthly rent paid by the Affiliate during 2011.

The future minimum lease payments allocable to the Company are as follows:

| Year Ending December 31 | | |
|---|---|---|
| 2012 | $ | 354,374 |
| 2013 | | 365,439 |
| 2014 | | 370,591 |
| Total | $ | 1,090,404 |

5.    Related Party Transactions

The Company is a party to an expense-sharing agreement under which the Company reimburses the Affiliate 90% of shared expenses, including all payroll and benefits and other shared overhead expenses.

During 2011, the Company purchased furniture and equipment and incurred leasehold improvement costs. These costs were allocated between the Company and the Affiliate based on the terms of the expense-sharing agreement. The total cost of purchases and leasehold improvements allocated to the Company was $164,338 for the year ended December 31, 2011.

5. Related Party Transactions (continued)

At December 31, 2011, the amount due from the Affiliate was $128,755, representing amounts for expenses that the Affiliate incurred on behalf of the Company and shared expenses allocated per the terms of the expense-sharing agreement and advances made to the Affiliate by the Company.

At December 31, 2011, the Company has accrued $50,052 for expenses that the Affiliate has incurred on behalf of the Company but not yet billed, which is included in accounts payable and accrued expenses on the statement of financial condition.

6. Letter of Credit

The Company has a $105,790 Standby Letter of Credit with Wells Fargo Bank that expires on April 21, 2012. Interest is charged at the bank's prime rate plus two percent. At December 31, 2011, the interest rate was 2.37%, and there were no borrowings on the letter of credit during 2011. This letter of credit is secured by a $108,031 deposit with the bank which is reported as restricted cash in the accompanying statement of financial condition.

7. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

8. Subsequent Events

Management evaluated subsequent events through February 24, 2012, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2012 to February 24, 2012, the member made capital withdrawals of $455,000.